SEC FILE NUMBER
1-12367

CUSIP NUMBER
598148 10 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Midway Games Inc.

Full Name of Registrant
N/A

Former Name if Applicable

2704 West Roscoe Street

Address of Principal Executive Office (Street and Number)
Chicago, Illinois 60618

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Midway Games Inc. (the “Registrant”) is filing this Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “First Quarter Form 10-Q”) because the Registrant believes that it will not be in a position to file the First Quarter Form 10-Q in a timely manner and further cannot make any assurances as to when it will complete and file the First Quarter Form 10-Q.

As previously disclosed, on February 12, 2009 (the “Petition Date”), the Registrant and its United States subsidiaries filed voluntary petitions (the “Petitions”) for protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Court”). The Registrant and its United States subsidiaries are currently operating as debtors-in-possession under the supervision of the Court.

Prior to and since the Petition Date, Registrant’s management, legal and accounting personnel as well as outside financial advisors and legal counsel, devote substantially all of their time to pre-Petition and post-Petition related matters in connection with the bankruptcy proceedings. Therefore the Registrant is not able to file its First Quarter Form 10-Q in a timely manner without unreasonable effort or expense.

The Registrant prepares monthly operating reports, including financial disclosure, for the Court, pursuant to the Bankruptcy Code, which are filed as a matter of public record. The Registrant will file these monthly operating reports on Form 8-K with the Securities and Exchange Commission and is filing its report for the period February 12, 2009 through and including March 31, 2009 on Form 8-K concurrently with the filing of this Form 12b-25.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Ryan G. O’Desky	(773)	961-2222
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that there will be a significant change in results of operations for the three months ended March 31, 2009, as compared to the same period ended March 31, 2008 in amounts that the Registrant cannot reasonably estimate. There is substantial doubt whether the Registrant, which is operating as a debtor-in-possession under the supervision of the Court, will be able to continue as a going concern. Accordingly, the Registrant cannot estimate the adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that may result and impact the Registrant’s statement of operations for the three months ended March 31, 2009. The statements of operations for the three months ended March 31, 2008 were prepared on a going concern basis.

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Registrant’s beliefs concerning future business conditions, outlook based on currently available information and statements regarding the Registrant’s expectations concerning the bankruptcy process. The Registrant’s actual results could differ materially from those anticipated in the forward-looking statements as a result of these risks and uncertainties. These risks and uncertainties, include, without limitation, (1) the ability of the Registrant to continue as a going concern or to sell substantially all of its assets as a going concern; (2) the ability of the Registrant to develop, pursue, confirm and consummate one or more plans of reorganization with respect to the Petitions; (3) the ability of the Registrant to continue to use the purported cash collateral of its purported secured creditor; (4) the ability of the Registrant to obtain court approval of it’s motions in the Chapter 11 Cases pursued by it from time to time; (5) risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for the Registrant to propose and confirm one or more plans of reorganization, or the appointment of a Chapter 11 trustee or to convert the cases to Chapter 7 cases; (6) the ability of the Registrant to obtain and maintain normal terms with vendors and service providers; (7) the ability of the Registrant to maintain contracts that are critical to its operations; (8) potential adverse developments with respect to the Registrant’s liquidity or results of operations; (9) the ability of the Registrant to fund and execute its business plan; (10) the ability of the Registrant to retain and compensate key executives and other key employees; (11) the ability of the Registrant to attract and retain customers; and (12) any further deterioration in the macroeconomic environment or consumer confidence. Where possible, we have identified these forward-looking statements by words such as “may,” “will,” “should,” “could,” “expect,” “eventually,” “anticipate,” “plan,” “strategy,” “believe,” “estimate,” “seek,” “intend” and similar expressions. Each forward-looking statement, including, without limitation, financial guidance, speaks only as of the date on which it is made, and the Registrant undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances, except as required by law.

Midway Games Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 13, 2009	By:	/s/ Matthew V. Booty

Matthew V. Booty
Chief Executive Officer and President
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registration by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).